WHITE & CASE

White & Case, S.C.
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.

06019391

SUPPL

File Number 82-3142

November 27, 2006

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
DEC 2 2 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED 2006 WASH, D.C. 160

Re: Grupo Gigante, S.A.B. de C.V./ Rule 12g3-2(b) File Number 82-3142

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), previously granted to Grupo Gigante, S.A.B. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

A. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), an English version of the Company's financial report for the third quarter of 2006, provided to the Mexican Stock Exchange (the "BMV");

B. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English version of a press release dated October 27, 2006, regarding the Company's third quarter 2006 results;

C. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET ("EMISNET"), an electronic financial information system of the BMV, regarding a lawsuit against the Company, dated August 11, 2006;

D. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, regarding changes to the Company's management, dated September 15, 2006;

E. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, regarding the Company's disqualification by the Ministry of Public Services, dated September 26, 2006; and

F. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, regarding changes to the Company's organizational structure, dated November 7, 2006.

As stated in Rule 12g3-2(b)(5), the Company understands that the furnishing to the Securities and Exchange Commission of the information set forth above and the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Sean Goldstein

Enclosures

cc: Martha Olimpia Rodríguez

MEXICAN STOCK EXCHANGE

A

STOCK EXCHANGE CODE: GIGANTE QUARTER: 3 YEAR: **2006**

GRUPO GIGANTE, S.A.B. DE C.V.

BALANCE SHEETS
AS OF SEPTEMBER 30 OF 2006 AND 2005
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s01	**TOTAL ASSETS**	**22,718,181**	**100**	**23,516,946**	**100**
s02	**CURRENT ASSETS**	**5,873,601**	**26**	**6,890,930**	**29**
s03	CASH AND SHORT-TERM INVESTMENTS	446,200	2	482,768	2
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	284,658	1	389,419	2
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	773,685	3	899,569	4
s06	INVENTORIES	4,080,895	18	4,762,575	20
s07	OTHER CURRENT ASSETS	288,163	1	356,599	2
s08	**LONG-TERM**	**213,336**	**1**	**200,419**	**1**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	213,336	1	200,419	1
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**15,739,063**	**69**	**15,733,748**	**67**
s13	LAND AND BUILDINGS	16,268,603	72	15,724,824	67
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	8,049,227	35	7,739,794	33
s16	ACCUMULATED DEPRECIATION	8,793,120	39	8,142,763	35
s17	CONSTRUCTION IN PROGRESS	214,353	1	411,893	2
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**686,618**	**3**	**584,047**	**2**
s19	**OTHER ASSETS**	**205,563**	**1**	**107,802**	**0**
s20	**TOTAL LIABILITIES**	**9,595,125**	**100**	**9,910,956**	**100**
s21	**CURRENT LIABILITIES**	**5,342,825**	**56**	**5,872,032**	**59**
s22	SUPPLIERS	4,091,806	43	4,728,932	48
s23	BANK LOANS	41,724	0	117,188	1
s24	DEBT ISSUANCES	0	0	0	0
s25	TAXES PAYABLE	98,077	1	98,297	1
s26	OTHER CURRENT LIABILITIES	1,111,218	12	927,615	9
s27	**LONG-TERM LIABILITIES**	**3,053,260**	**32**	**2,813,694**	28
s28	BANK LOANS	50,501	1	2,777,642	28
s29	DEBT ISSUANCES	2,858,310	30	0	0
s30	OTHER LOANS	144,449	2	36,052	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON-CURRENT LIABILITIES**	**1,199,040**	**12**	**1,225,230**	**12**
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**13,123,056**	**100**	**13,605,990**	**100**
s34	**MINORITY INTEREST**	**107,760**	**1**	**65,503**	**0**
s35	**MAJORITY INTEREST**	**13,015,296**	**99**	**13,540,487**	**100**
s36	**CONTRIBUTED CAPITAL**	**9,692,745**	**73**	**9,679,934**	**71**
s79	CAPITAL STOCK	2,551,502	20	2,538,242	19
s39	PREMIUM ON ISSUANCE OF SHARES	7,141,243	55	7,141,692	52
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**3,322,551**	**26**	**3,860,553**	**29**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	16,453,225	125	16,592,946	122
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(13,179,621)	(100)	(12,794,651)	(94)
s80	SHARES REPURCHASED	48,947	0	62,258	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A.B. DE C.V.

QUARTER: **3**

YEAR: **2006**

BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s03	**CASH AND SHORT-TERM INVESTMENTS**	**446,200**	**100**	**482,768**	**100**
s46	CASH	279,839	63	142,099	29
s47	SHORT-TERM INVESTEMENTS	166,361	37	340,669	71
s07	**OTHER CURRENT ASSETS**	**288,163**	**100**	**356,599**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	63,961	22	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHERS	224,202	78	356,599	100
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**686,618**	**100**	**584,047**	**100**
s48	DEFERRED EXPENSES (NET)	177,136	26	135,263	23
s49	GOODWILL	452,459	66	446,507	76
s51	OTHER	57,023	8	2,277	0
s19	**OTHER ASSETS**	**205,563**	**100**	**107,802**	**100**
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFFERED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	205,563	100	107,802	100
s21	**CURRENT LIABILITIES**	**5,342,825**	**100**	**5,872,032**	**100**
s52	FOREIGN CURRENCY LIABILITIES	605,346	11	467,696	8
s53	*MEXICAN PESO LIABILITIES*	4,737,479	89	5,404,336	92
s26	**OTHER CURRENT LIABILITIES**	**1,111,218**	**100**	**927,615**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	1,763	0	0	0
s68	PROVISIONS	485,739	44	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	623,716	56	927,615	100
s27	**LONG-TERM LIABILITIES**	**3,053,260**	**100**	**2,813,694**	**100**
s59	FOREIGN CURRENCY LIABILITIES	2,858,310	94	0	0
s60	MEXICAN PESO LIABILITIES	194,950	6	2,813,694	100
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON-CURRENT LIABILITIES**	**1,199,040**	**100**	**1,225,230**	**100**
s66	DEFERRED TAXES	991,869	83	1,161,112	95
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	203,374	17	64,118	5
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	3,797	0	0	0
s79	**CAPITAL STOCK**	**2,551,502**	**100**	**2,538,242**	**100**
s37	CAPITAL STOCK (NOMINAL)	105,180	4	105,204	4
s38	RESTATEMENT OF CAPITAL STOCK	2,446,322	96	2,433,038	96

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 3 YEAR: 2006

GRUPO GIGANTE, S.A.B. DE C.V.

BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**16,453,225**	**100**	**16,592,946**	**100**
s93	LEGAL RESERVE	155,735	1	155,745	1
s43	RESERVE FOR REPURCHASE OF SHARES	1,678,669	10	1,666,961	10
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	14,667,607	89	14,871,934	90
s45	NET INCOME FOR THE PERIOD	(48,786)	(0)	(101,694)	(1)
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**(13,179,621)**	**100**	**(12,794,651)**	**100**
s70	ACCUMULATED MONETARY RESULT	(316,322)	2	(316,322)	2
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(11,616,454)	88	(11,232,662)	88
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	465	0	465	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(1,246,132)	9	(1,246,132)	10
s99	LABOR OBLIGATION ADJUSTMENT	(1,178)	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 3 YEAR: **2006**
GRUPO GIGANTE, S.A.B. DE C.V.

BALANCE SHEETS
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REFS	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s57	OTHER CURRENT LIABILITIES WITH COST	30,851	189
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	530,776	1,018,898
s73	PENSION FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	542	556
s75	EMPLOYEES (*)	11,620	11,276
s76	WORKERS (*)	20,174	19,414
s77	OUTSTANDING SHARES (*)	982,389,877	982,609,377
s78	REPURCHASED SHARES (*)	3,910,067	3,690,567
s101	RESTRICTED CASH [1]	23,577	0
s102	NET DEBT OF NON-CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 3 YEAR: **2006**

GRUPO GIGANTE, S.A.B. DE C.V.

STATEMENTS OF INCOME
FROM JANUARY 1 TO SEPTEMBER 30 OF 2006 AND 2005
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**23,365,008**	**100**	**23,493,779**	**100**
r02	COST OF SALES	17,935,055	77	18,127,220	77
r03	**GROSS PROFIT**	**5,429,953**	**23**	**5,366,559**	**23**
r04	OPERATING EXPENSES	5,036,014	22	4,993,104	21
r05	**OPERATING INCOME**	**393,939**	**2**	**373,455**	**2**
r06	INTEGRAL FINANCING COST	142,848	1	211,891	1
r07	**INCOME AFTER INTEGRAL FINANCING COST**	**251,091**	**1**	**161,564**	**1**
r08	OTHER EXPENSE AND INCOME (NET)	22,622	0	82,642	0
r44	SPECIAL ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING**	**228,469**	**1**	**78,922**	**0**
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	122,555	1	134,223	1
r11	**NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING**	**105,914**	**0**	**(55,301)**	**(0)**
r12	EQUITY NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	**CONSOLIDATED NET INCOME FROM CONTINUING OPERATIONS**	**105,914**	**0**	**(55,301)**	**(0)**
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	**CONSOLIDATED NET INCOME BEFORE *EXTRAORDINARY ITEMS***	**105,914**	**0**	**(55,301)**	**(0)**
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	153,392	1	45,480	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**(47,478)**	**(0)**	**(100,781)**	**(0)**
r19	NET INCOME OF MINORITY INTEREST	1,308	0	913	0
r20	**NET INCOME OF MAJORITY INTEREST**	**(48,786)**	**(0)**	**(101,694)**	**(0)**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: **3** YEAR: **2006**

GRUPO GIGANTE, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**23,365,008**	**100**	**23,493,779**	**100**
r21	DOMESTIC	22,112,553	95	22,309,393	95
r22	FOREIGN	1,252,455	5	1,184,386	5
r23	CONVERTED INTO DOLLARS (***)	113,963	0	107,769	0
r06	**INTEGRAL FINANCING COST**	**142,848**	**100**	**211,891**	**100**
r24	INTEREST EXPENSE	272,648	191	337,611	159
r42	LOSS (GAIN) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	136,893	96	0	0
r26	INTEREST INCOME	20,162	14	21,110	10
r46	OTHER FINANCIAL PRODUCTS	59,850	42	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(3,145)	(2)	16,165	8
r28	RESULT FROM MONETARY POSITION	(183,536)	(128)	(120,775)	(57)
r10	**PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING**	**122,555**	**100**	**134,223**	**100**
r32	INCOME TAX	47,616	39	57,442	43
r33	DEFERRED INCOME TAX	73,069	60	75,827	56
r34	EMPLOYEES' PROFIT SHARING EXPENSES	1,870	2	954	1
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 3 YEAR: 2006

GRUPO GIGANTE, S.A.B. DE C.V.

STATEMENTS OF INCOME
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	22,954,817	23,131,345
r37	TAX RESULT FOR THE PERIOD	0	0
r38	NET SALES (**)	31,672,792	32,219,056
r39	OPERATING INCOME (**)	492,590	656,858
r40	NET INCOME OF MAJORITY INTEREST (**)	(155,337)	76,721
r41	NET CONSOLIDATED INCOME (**)	(143,987)	58,429
r47	OPERATING DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	606,961	627,661

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: **3** YEAR: **2006**

GRUPO GIGANTE, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME
FROM JULY 1 TO SEPTEMBER 30 OF 2006 AND 2005
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
r01	**NET SALES**	**8,044,159**	**100**	**7,913,436**	**100**
r02	COST OF SALES	6,180,048	77	6,020,188	76
r03	**GROSS PROFIT**	**1,864,111**	**23**	**1,893,248**	**24**
r04	OPERATING EXPENSES	1,669,078	21	1,688,739	21
r05	**OPERATING INCOME**	**195,033**	**2**	**204,509**	3
r06	INTEGRAL FINANCING COST	(179,274)	(2)	52,629	1
r07	**INCOME AFTER INTEGRAL FINANCING COST**	**374,307**	**5**	**151,880**	**2**
r08	OTHER EXPENSE AND INCOME (NET)	(7,771)	(0)	30,403	0
r44	SPECIAL ITEMS	**0**	0	**0**	0
r09	**INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING**	**382,078**	**5**	**121,477**	**2**
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	46,637	1	83,384	1
r11	**NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING**	**335,441**	**4**	**38,093**	**0**
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	**0**	0	**0**	0
r13	**CONSOLIDATED NET INCOME FROM CONTINUING OPERATIONS**	**335,441**	**4**	**38,093**	**0**
r14	INCOME FROM DISCONTINUED OPERATIONS	**0**	0	**0**	0
r15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**335,441**	**4**	**38,093**	**0**
r16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	26,062	0	6,914	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	**0**	0	**0**	0
r18	**NET CONSOLIDATED INCOME**	**309,379**	**4**	**31,179**	**0**
r19	NET INCOME OF MINORITY INTEREST	(120)	0	(1,883)	(0)
r20	**NET INCOME OF MAJORITY INTEREST**	**309,499**	**4**	**33,062**	**0**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A.B. DE C.V.

QUARTER: **3**

YEAR: **2006**

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**8,044,159**	**100**	**7,913,436**	**100**
rt21	DOMESTIC	7,614,803	95	7,496,383	95
rt22	FOREIGN	429,356	5	417,053	5
rt23	TRANSLATED INTO DOLLARS (***)	39,068	0	37,948	0
rt06	**INTEGRAL FINANCING COST**	**(179,274)**	**100**	**52,629**	**100**
rt24	INTEREST EXPENSE	100,203	-56	118,993	226
rt42	LOSS (GAIN) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	(64,167)	36	0	0
rt26	INTEREST INCOME	7,322	(4)	2,956	6
rt46	OTHER FINANCIAL PRODUCTS	(1,316)	1	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(75,876)	42	4,712	9
rt28	RESULT FROM MONETARY POSITION	(133,428)	74	(68,120)	129
rt10	**PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING**	**46,637**	**100**	**83,384**	**100**
rt32	INCOME TAX	47,616	102	40,446	49
rt33	DEFERRED INCOME TAX	(1,095)	(2)	42,821	51
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	116	0	117	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 3 YEAR: 2006

GRUPO GIGANTE, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
rt47	OPERATING DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	199,688	209,233

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 3 YEAR: 2006

GRUPO GIGANTE, S.A.B. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO SEPTEMBER 30 OF 2006 AND 2005
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**CONSOLIDATED NET INCOME**	**(47,478)**	**(100,781)**
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	597,681	462,552
c03	**RESOURCES FROM NET INCOME FOR THE PERIOD**	**550,203**	**361,771**
c04	RESOURCES FROM CHANGES IN WORKING CAPITAL	28,576	(46,943)
c05	**RESOURCES PROVIDED BY (USED IN) OPERATING ACTIVITIES**	**578,779**	**314,828**
c06	RESOURCES PROVIDED BY (USED IN) EXTERNAL FINANCING ACTIVITIES	117,642	153,654
c07	RESOURCES PROVIDED BY (USED IN) INTERNAL FINANCING ACTIVITIES	(1,391)	46,016
c08	**RESOURCES PROVIDED BY (USED IN) FINANCING ACTIVITIES**	**116,251**	**199,670**
c09	**RESOURCES PROVIDED BY (USED IN) INVESTMENT ACTIVITIES**	**(798,993)**	**(685,853)**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(103,963)	(171,355)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	550,163	654,123
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	446,200	482,768

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 3 YEAR: 2006

GRUPO GIGANTE, S.A.B. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH**	**597,681**	**462,552**
c13	DEPRECIATION AND AMORTIZATION FOR THE PERIOD	606,961	627,661
c41	+(-) OTHER ITEMS	(9,280)	(165,109)
c04	**RESOURCES FROM CHANGES IN WORKING CAPITAL**	**28,576**	**(46,943)**
c18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	107,202	324,497
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	312,765	(530,713)
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(5,779)	(184,505)
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS	(499,766)	499,603
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	114,154	(155,825)
c06	**RESOURCES PROVIDED BY (USED IN) EXTERNAL FINANCING ACTIVITIES**	**117,642**	**153,654**
c23	+ BANK FINANCING	(2,740,668)	(511,089)
c24	+ STOCK MARKET FINANCING	2,858,310	0
c25	+ DIVIDENDS RECEIVED	0	0
c26	+ OTHER FINANCING	0	664,743
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED IN) INTERNAL FINANCING ACTIVITIES**	**(1,391)**	**46,016**
c30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	(21)	771
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	(1,370)	45,245
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED IN) INVESTMENT ACTIVITIES**	**(798,993)**	**(685,853)**
c34	+(-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(4,640)	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(833,663)	(956,906)
c36	(-) INCREASE IN CONSTRUCTION IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	127,458	187,037
c39	+(-) OTHER ITEMS	(88,148)	84,016

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A.B. DE C.V.

QUARTER: **3**

YEAR: **2006**

CONSOLIDATED

RATIOS
CONSOLIDATED

Final Printing

REF P		CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	(0.20)	%	(0.42)	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	(1.19)	%	0.34	%
p03	NET INCOME TO TOTAL ASSETS (**)	(0.63)	%	0.24	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(386.57)	%	(119.83)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.39	times	1.37	times
p07	NET SALES TO FIXED ASSETS (**)	2.01	times	2.04	times
p08	INVENTORY TURNOVER (**)	5.96	times	5.24	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	2.86	days	3.89	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.80	%	15.50	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	42.23	%	42.14	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.73	times	0.72	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	36.09	%	4.71	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	19.39	%	17.88	%
p15	OPERATING INCOME TO INTEREST PAID	1.44	times	1.10	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.30	times	3.25	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.09	times	1.17	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.33	times	0.36	times
p19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.61	times	0.69	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	8.35	%	8.22	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	2.35	%	1.53	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.12	%	(0.19)	%
p23	RESOURCES PROVIDED BY (USED IN) OPERATING ACTIVITIES TO INTEREST PAID	2.12	times	0.93	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED IN) FINANCING	101.19	%	76.95	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED IN) FINANCING	(1.19)	%	23.04	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PRVIDED BY (USED IN) INVESTMENT ACTIVITIES	104.33	%	139.52	%

(**) THESE RATIOS TAKE INTO CONSIDERATION DATA FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 3 YEAR: **2006**

GRUPO GIGANTE, S.A.B. DE C.V.

CONSOLIDATED

DATA PER SHARE
CONSOLIDATED INFORMATION

Final Printing

REF D		CURRENT YEAR			PREVIOUS YEAR		
d01	BASIC EARNINGS PER ORDINARY SHARE (**)	$	(0.16)		$	0.05	
d02	BASIC EARNINGS PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED EARNINGS PER ORDINARY SHARE (**)	$	(0.16)		$	0.05	
d04	CONTINUING OPERATING EARNINGS PER COMMON SHARE (*	$	(0.16)		$	0.05	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING EARNINGS PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY EARNINGS AND LOSS ON CONTINUING OPERATING EARNINGS PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT OF CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING EARNINGS PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	13.25		$	13.78	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO BOOK VALUE		0.63	times		0.58	times
d12	MARKET PRICE TO BASIC EARNINGS PER ORDINARY SHARE (**)		(52.62)	times		167.97	times
d13	MARKET PRICE TO BASIC EARNINGS PER PREFERRED SHARE (**)		0.00	times		0.00	times

(**) DATA PER SHARE CALCULATED USING THE NET INCOME FOR THE LAST TWELVE MONTHS

MEXICO CITY STOCK EXCHANGE
SIFIC / ICS

Ticker: Gigante **Quarter: 3**
Grupo Gigante, S.A.B. de C.V. **Year: 2006**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ANNEX 1

Consolidated
Final Printing

October 27, 2006

The Company's total sales for the third quarter of 2006 reached $8,044 million pesos, which represents an increase of 1.6% with respect to the same period of the previous year. Same store sales for this quarter showed an increase of 1.0%. A stronger performance in the Toks, Radio Shack and Office Depot businesses, as a result of a renewing and remodeling program and the operating improvement in our supermarket formats endorsed this growth, which ceases the negative tendency observed in the last quarters. The campaign "*Mes Gigante*" and the positive national consumption figures also benefited the results during this quarter.

Gross profit was $1,864 million pesos during this quarter, which represents a decrease of 1.5% compared to the same period of last year. This was mainly due to higher inflation in food and office items and also to the price reduction in supermarket formats. As a percentage of sales, gross income represented 23.2%.

Actions taken during the year with respect to management and operating efficiency resulted in a reduction of expenses during the quarter totalizing $1,469 million pesos, which represented a decrease of 0.7% from the results of third quarter of 2005.

On the other hand, operating income for the third quarter decreased by 4.6% compared to the $205 million pesos observed during the third quarter of 2005, amounting to $195 million pesos, caused mainly by the increase in cost of sales.

Operating cash flow for the period registered the highest level during the year despite the operating income decrease of 4.6% compared to the same period of the previous year, reaching $395 million pesos.

The comprehensive financing cost for the quarter resulted in a gain of $179 million pesos compared to the amount registered during the third quarter of 2005. This is attributable to the exchange gain resulting from the issuance of debt notes denominated in U.S. dollars, the positive amount resulting from the swap transaction and the higher level in the inflation rate which affects the monetary position.

During the third quarter, other expenses of the balance sheet registered an $8 million pesos income because some of the expenses during the period were compensated by the appreciation of the Company's shares.

Extraordinary items were $26 million pesos, an amount 2.6 times higher than the one registered during same period of the previous year, due to amortization and liquidation expenses corresponding to the closures of 19 stores during the first six months of the year.

Mainly benefited by comprehensive financing cost and by a smaller tax provision, the quarter registered a net income of $309 million pesos, which represented a positive increase compared to the $33 million pesos observed during the third quarter of 2005.

During the third quarter of the year, eight Office Depot stores, eight SuperPrecio stores, one Toks stores and one Radio Shack stores were opened. Based on this, the total units in operation at the end of the third quarter reached 599, representing a total of 1,109,361 square meters in total sales floor area and 12,312 seats.

At the end of the third quarter of the year, accumulated investments amounted to $834 million pesos. Such resources were allocated to systems, logistics, remodeling and openings.

Relevant events.- As part of the renewing process in all of Company's levels and as a result of the constant effort to improve our corporate practices giving clarity to the financial community and to Grupo Gigante investors, on September 15 we announced the departure of three members of management, members of the Losada family and directors of the Company. Their positions were filled by qualified personnel in the supermarket industry of Gigante or distributed between different areas of the Company.

As a part of our renewal strategy, Grupo Gigante continues remodeling its supermarket formats and improving its commercial, logistic and operating performance. Also we continue consolidating and growing in our Toks, Office Depot and Radio Shack businesses.

Sincerely,

Ángel Losada Moreno
CEO

Notes to consolidated financial statements

(In thousands of Mexican pesos of purchasing power as of September 30, 2006)

1. **Basis of presentation**

a. ***Consolidation of financial statements*** - The consolidated financial statements include those of Grupo Gigante, S.A.B. de C.V. and its subsidiaries, whose ownership interest in their capital stock is shown below. The financial statements of Office Depot de México, S.A. de C.V. and PSMT México, S.A. de C.V. are consolidated using the proportionate consolidation method, based on the Company's 50% ownership interest in such entities. Significant intercompany balances and transactions have been eliminated.

b. ***Translation of financial statements of foreign subsidiaries*** - To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, the same accounting polices of the Company are applied. Such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented within cumulative other comprehensive loss. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities; (ii) the exchange rate in effect at the date the contributions were made for common stock; (iii) the exchange rate in effect at the end of the year in which the earnings (losses) were generated for retained earnings and; (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2005 consolidated financial statements are restated in the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

c. ***Reclassifications*** - Certain amounts in the financial statements as of and for the quarter ended September 30, 2005 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the quarter ended September 30, 2006.

d. ***Comparability*** - On February 11, 2005 the Company announced the suspension of

operations of its subsidiary PSMT México, S.A. de C.V., for which operations were formally suspended on February 28, 2005.

2. Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with the Financial Information Rules ("NIF") in effect in Mexico, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The Company's management deems that estimates and assumptions used are in accordance with the circumstances. The significant accounting policies of the Company are as follows:

a. ***Recognition of the effects of inflation*** - The Company restates its consolidated financial statements to Mexican pesos of purchasing power as of September 30, 2006. Accordingly, the consolidated financial statements of the prior periods, which are presented for comparative purposes have been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior periods. Recognition of the effects of inflation results mainly in inflationary gains or losses on nonmonetary and monetary items that are presented in the financial statements under the following two line items:

   Insufficiency in restated stockholders' equity - Insufficiency in restated stockholders' equity, included in cumulative other comprehensive loss, represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the loss from holding nonmonetary assets, which resulted from restating certain nonmonetary assets below inflation.

   Monetary position gain - Monetary position gain, which represents the increase of purchasing power of monetary items caused by inflation, is calculated by applying National Consumer Price Index (NCPI) factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

b. ***Inventories and cost of sales*** - Inventories are valued at the lower of replacement cost or realizable value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

c. ***Property and equipment*** - Property and equipment are initially recorded at acquisition cost and restated using the NCPI. Depreciation is calculated using the straight-line method, based on the useful lives of the related assets, as follows:

	Years
Buildings	50
Buildings on leased property	50
Store equipment	13
Furniture and equipment	10
Vehicles	8

Comprehensive financing cost incurred during the period of construction is capitalized and restated using the NCPI.

d. ***Impairment of long-lived assets in use*** - The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, competition and other legal and economic factors.

e. ***Goodwill*** - Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI, and at least once a year, is subject to impairment tests.

f. ***Employee retirement obligations*** - Seniority premiums and severance payments at the end of the work relationship are recognized as costs over the employee's years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability being accrued is that, which at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company's employees. Severance payments at the end of the labor relationship were charged to results when the liability was determined to be payable. The Company decided to register the accumulated liabilities as of December 31, 2005, as a temporary liability and its amortization is carried out based on the straight-line method over the average service life of employees who are expected to receive such benefits, which is of 10 years.

g. ***Deferred charges*** - Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over four years. Disbursements that do not meet such requirements, as well as research costs, are recorded in results of the period in which they are incurred. This caption also includes other intangibles, of licenses and trademarks that are amortized over their related useful life of 4 and 15 years, respectively.

h. ***Provisions*** - Provisions are recognized for current obligations that (i) result from a past event, (ii) are likely to result in the use of economic resources, and (iii) can be reasonably estimated.

i. ***Income taxes, tax on assets and employee statutory profit sharing*** - Income taxes (ISR) and employee statutory profit sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that

circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

j. ***Foreign currency balances and transactions*** - Foreign currency transactions are recorded at the applicable exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded in the consolidated statements of operations.

k. ***Earnings (loss) per share*** - Basic earnings (loss) per common share are calculated by dividing net (loss) income of majority stockholders by the weighted average number of shares outstanding during the period. As the Company has no dilutive securities, basic and diluted earnings per share are the same.

l. ***Reasonable value of financial securities*** - The book value of temporary investments, accounts receivables and accounts payable are approximated to their reasonable value, since they are highly cash-convertible securities and interest rates used to calculate their interests are based on market indexes. Interest rates used to calculate interests of the Company's long-term debt are fixed or variable rates directly related to market indexes.

m. ***Derivatives*** - The Company values derivatives instruments in the income statement at reasonable value, without considering the purpose of using such derivatives. Whenever derivatives are designated as hedging, the recognition of the reasonable value depends on whether the hedging is a reasonable value or cash flow hedging.

The designated hedging derivatives recognize changes in the reasonable value as follows: (1) if of reasonable value, changes of derivatives as well as of the covered account are valued in the results, or (2) if of cash flow, are temporarily recognized in the integral income and reclassified to results when the covered account is affected. The ineffective portion of changes in reasonable value is recognized in the results of the relevant period in the integral financing cost account, whether the derivative is of reasonable value or a cash flow hedging.

The Company primarily uses interest rate swaps and exchange rates swaps to manage its exposure to changes in interest rates and foreign currency exchange. The Company evidences all hedging transactions, and all purposes and strategies of risk management to carry out derivatives transactions are fully described therein. The Company's policy is to avoid speculative transactions with derivatives.

Certain derivatives, while utilized for hedging purposes from a financial point of view, are not designated as hedging for accounting purposes. Changes in the reasonable value of these derivatives are recorded in the integral financing cost account.

As of January 1, 2005, hedging derivatives are recorded as an asset or liability without set off with regard to the covered account.

3. **Investment in shares**

As of September 30, 2006 and 2005, the investment in shares balance is mainly represented by the investment in the shares of PriceSmart Inc. The balance in shares as of September 30, 2006 and 2005 represents an investment in 1,667,333 common shares (6.41%) of PriceSmart Inc., which were purchased on November 23, 2004, at a price of U.S. $10.00 per share. Such investment is accounted for under the cost method.

4. **Notes payable to financial institutions**

The Company has certain short-term unsecured notes payable due to financial institutions. Outstanding borrowings under these arrangements amounted to $32,225 and $84,400 as of September 30, 2006 and 2005 respectively. The weighted average interest rates under these arrangements at September 30, 2006 and 2005 were 9.06% and 11.99%, respectively.

5. **Long-term debt**

The Company executed a loan agreement of a principal amount of $60,000 at a fixed interest rate of 11.45%, payable in 24 monthly installments, the first of which is payable as of January 1, 2007. Current portion at September 30, 2006 was $9,499.

At September 30, 2006, the minimum payment of commitments for capitalizing leases are:

Creditors by renting contracts	$	167,919
Non accrued interests		(31,004)
Present value of the obligations		136,915
Current portion of the obligations		(32,030)
Long term leasing portion able to be capitalized	$	104,885

The liabilities from leasing contracts that could be capitalized and include a purchase option at the end of last year amount $19,732, and will be due as follows:

Year of expiration September 30,		
2007	$	45,358
2008		45,358
2009		39,584
2010		36,491
2011		1,128
	$	167,919

6. **Debt issuance at the stock market**

On April 13, 2006 Grupo Gigante, S.A de C.V. formally concluded the issuance and offering of Senior Notes in foreign markets, for a principal amount of US$260 million, with an annual coupon interest rate equal to 8.75% and with maturity date on April 2016.

The payment of this debt is guaranteed by approximately 70 of the subsidiaries of the Company. This debt is represented by securities placed at par, which will pay interests semiannually, on April 13, and October 13 during their effect, beginning October 13, 2006. This debt issuance includes, among others, restrictions on payment of dividends and repurchase of shares by the Company, which are customary market practice. The placement agent was ABN AMRO.

Grupo Gigante used the funds obtained from this transaction to pre-pay a bank loan with Banco Inbursa, S.A., for an amount of $2,700 million pesos (equivalent to approximately US$254 million).

7. Financial Derivatives

The Company has executed various exchange rate swaps as part of a protection policy against the risk of adverse changes in the exchange rates. Maturity dates and amounts of such derivatives coincide with the obligations covered by them.

In accordance with the provisions of Bulletin "C-10", the Company registered an asset for derivatives valued at their reasonable cost for $63,961, as determined by valuations made by counterparties of the corresponding transactions.

From April 13, through September 30, the Company registered a profit of $63,961 due to derivatives transactions valued at their closing, amount that was recorded in the integral financing cost.

8. Stockholders' Equity

a. Retained earnings include a statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may not be distributed, except in the form of a stock dividend, unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of September 30, 2006 and 2005, the legal reserve, in historical pesos, was $21,120 in both years.

b. Stockholders' equity, except restated additional paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2006, the ISR rate will be 29% and it will reduce to 28% in 2007 and thereafter. Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

9. Income taxes, tax on assets and employee statutory profit sharing

The Company is subject to income tax (ISR) and tax on assets (IMPAC). ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. On December 1, 2004 certain amendments to the ISR and IMPAC laws were enacted and were effective in 2005. The most significant amendments were as follows: a) the ISR rate was reduced to 30% in 2005 and will

be further reduced to 29% in 2006 and 28% in 2007 and thereafter (the rate in 2004 was 33%); b) for income tax purposes, cost of sales is deducted instead of inventory purchases and related conversion costs; c) taxpayers had the ability to elect, in 2005, to ratably increase taxable income over a period from 4 to 12 years by the tax basis of inventories as of December 31, 2004 determined in conformity with the respective tax rules; when electing to amortize the tax basis of inventories into taxable income, any remaining tax balance of inventories that had not been deducted and any unamortized tax loss carryforwards were deducted from the tax basis of the December 31, 2004 inventory balance; as a consequence, cost of sales of such inventories were deducted; d) as of 2006, employee statutory profit sharing paid will be fully deductible; and e) bank liabilities and liabilities with foreign entities are included to determine the IMPAC taxable base.

IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

Grupo Gigante, S. A. de C. V., files consolidated ISR and IMPAC tax returns with its subsidiaries.

10. Commitments

The Company has entered into operating leases for land, for indefinite periods where some of its stores and restaurants are located. Rents are calculated as a percentage of sales ranging from 1% to 4%.

11. Contingencies

In 1992, the Company, acquired its subsidiary Blanes, S.A. de C.V. ("Blanes") which, at that time, owned 89 stores. In order to indemnify the Company against possible future losses resulting from pre-acquisition contingent liabilities, the former shareholders of Blanes established a deposit for an agreed upon term of three years. At the end of the period, the Company and the former shareholders disagreed on the amounts to be settled under the terms of the indemnity agreement determined by independent accountants, which resulted in the former shareholders commencing legal proceedings. During 2003, the legal process ended following a verdict, which upheld the Company's challenge, under constitutional law, of the propriety of the legal proceedings. In March 2004 the Company was notified of a new lawsuit filed by the former shareholders, in the amount of $150,000, which was the amount of the original deposit established, plus the payment of an accrued amount, as calculated by the former shareholders, based upon the Treasury Note (CETES) rate in effect at the payment due date, multiplied by two, for each 28-day period from February 9, 1996 until full reimbursement of the amount owed to the former shareholders. The Company intends to vigorously defend against the lawsuit including, the methodology used by the former shareholders to calculate penalty interest which, the Company believes, was not in accordance with the original contract. The Company has created a provision of $212,614, in addition to an amount of $27,543 previously deposited, for a total amount of $240,157. Company's management believes the amounts provided against the potential risks from this lawsuit would be sufficient in the event of an adverse ruling. As of April 2006, the district court issued a judgment in favor of the Company's interest to pay $27,543 already deposited

by the Company to the sellers' benefit. Therefore, the Company does not need to disburse any additional amount and was released of any further obligation with regard to the said deposit. The sellers filed an appeal to the judgment described. The past month of August, the 3rd Civil Court of the Upper Court of Justice of the Federal District, published sentence of second instance, that confirms that the first instance of April 19, 2006, in which the Company was condemned to pay the amount of $27,543, absolving it of the other benefits demanded by the plaintiff Blanco. This quantity already was consigned and placed by the Company since the month of February of 1996 in the Central Office of Consignments of the same Court.

The mentioned sentence exclusively modified the previous one in the payment of interests, condemning the Company to pay the sellers moratorium interests to the rate CETES to 28 days, current in the day of the payment multiplied by two, without capitalization, that in base to present rates represents approximately $41,000, that the Company, will have to pay additionally to the $27,543 before referred. The Company maintains a reserve for this type of contingencies that covers the total of the interests mentioned.

The sellers would be able to promote a protection against the sentence.

12. New accounting principles

As of May 31, 2004, the Mexican Institute of Public Accountants ("IMCP") formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards ("CINIF"), consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, the task of establishing bulletins of Mexican GAAP and circulars issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as "Normas de Información Financiera" (Financial Reporting Standards, or "NIFs"), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards ("IFRS") that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in MEX GAAP and establishing a Conceptual Framework ("CF") to support the development of financial reporting standards and to serve as a reference in resolving issues arising in the accounting practice. The CF is formed by eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

The new NIFs are as follows:

NIF A-1 Structure of Financial Reporting Standards
NIF A-2 Fundamental Principles
NIF A-3 Users' Needs and Financial Statement Objectives
NIF A-4 Qualitative Characteristics of Financial Statements

NIF A-5 Basic Elements of Financial Statements
NIF A-6 Recognition and Valuation
NIF A-7 Presentation and Disclosure
NIF A-8 Supplementary Standards to MEX GAAP
NIF B-1 Accounting Changes

The most significant changes established by these standards are as follows:

- In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.
- NIF A-5 includes a new classification for revenues and expenses: ordinary and extraordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity's activities, whether frequent or not; extraordinary revenues and expenses refer to unusual transactions and events, whether frequent or not.
- NIF A-7 requires the presentation of comparative financial statements for at least the preceding period. Through December 31, 2004, the presentation of prior years' financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative body(ies) authorizing the related issuance.
- NIF B-1 establishes that changes in particular standards, reclassifications and correction of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 3 YEAR: 2006
GRUPO GIGANTE, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARIES

CONSOLIDATED

Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (%)
GIGANTE, S.A. DE C.V.	SELF-SERVICE	2,162,534,916	100.00
SERVICIOS GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	4,105,000	99.99
CONTROTIENDAS, S.A. DE C.V.	REAL ESTATE	544,530,681	100.00
CAFETERIAS TOKS, S.A. DE C.V.	RESTAURANTS	252,730,887	100.00
BODEGA GIGANTE, S.A. DE C.V.	REAL ESTATE	1,363,644,000	100.00
GIGANTE FLEMING, S.A. DE C.V.	REAL ESTATE	62,031,800	100.00
OFFICE DEPOT DE MEXICO, S.A. DE C.V.	OFFICE SUPPLIES	456,502	50.00
SERVICIOS TOKS, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	1,635,000	100.00
GIGANTE HOLDINGS INTERNATIONAL, INC.	SELF-SERVICE	58,713,000	100.00
TIENDAS SUPER PRECIO, S.A. DE C.V.	SELF-SERVICE	10,744,999	100.00
PAGOS EN LINEA, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	100.00
IMPORTADORA CORPORATIVA DEL CENTRO, S.A. DE C.V.	PURCHASE AND SALE, IMPORTS AND EXPORTS	1,004,999	100.00
RADIO SHACK DE MEXICO, S.A. DE C.V.	ELECTRICAL APPLIANCES	2,013,356	50.52
PSMT MEXICO, S.A. DE C.V.	SELF-SERVICE	327,426	50.00
PROCESADORA GIGANTE, S.A. DE C.V.	PACKING	85,000	100.00
COMBUSTIBLES GIGANTE, S.A. DE C.V.	SALE OF GASOLINE, FUEL	5,000	100.00
SERVICIOS GASTRONÓMICOS GIGANTE, S.A. DE C.V.	PROFESSIONAL FOOD PREPARATION SERVICES	5,000	100.00
OPERADORA GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	100.00
SERVICIOS OPERATIVOS GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	100.00
RETAIL ANSWERS, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	753	50.20
LOGISTIC ANSWERS, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	753	50.20
FRANQUICIAS SUPER PRECIO, S.A. DE C.V.	ADMINISTRATION OF FRANCHISES AND COMMERCIAL NAMES	5,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2006

ANALYSIS OF INVESTMENTS IN SHARES
ASSOCIATES

CONSOLIDATED

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (%)	TOTAL AMOUNT (thousands of pesos)	
				ACQUISITION COST	PRESENT VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					213,336
TOTAL				0	213,336

MEXICAN STOCK EXCHANGE

QUARTER: 3 YEAR: 2006

CREDITS BREAKDOWN
(In Thousands of Mexican Pesos)

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A.B. DE C.V.

CONSOLIDATED
Final Printing

Credit Type/ Institution	Maturity Date	Interest Rate	Maturity of Credits Denominated in Pesos						Maturity of Credits Denominated in Foreign Currency					
			Time interval						Time interval					
			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS														
FOREIGN TRADE														
SECURED														
COMERCIAL BANKS														
SCOTIABANK INVERLAT	21/01/2007	11.45	0	9,499	0	0	0	0						
SCOTIABANK INVERLAT	13/12/2006	9.05	30,000	0	0	0	0	0						
SCOTIABANK INVERLAT	13/12/2008	11.45	0	0	50,501	0	0	0						
BAC SAN JOSE	11/11/2006	8.00							375	0	0	0	0	0
BAC SAN JOSE	31/12/2007	8.00							0	1,850	0	0	0	0
OTHER														
TOTAL BANKS			30,000	9,499	50,501	0	0	0	375	1,850	0	0	0	0

MEXICAN STOCK EXCHANGE

QUARTER: 3 YEAR: 2006

CREDITS BREAKDOWN
(In Thousands of Mexican Pesos)

CONSOLIDATED

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A.B. DE C.V.

Final Printing

Credit Type/ Institution	Amortization Date	Interest Rate	Maturity or Amortization of Credits Denominated in Pesos						Maturity or Amortization of Credits Denominated in Foreign Currency					
			Time interval						Time interval					
			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
STOCK MARKET														
LISTED IN THE STOCK EXCHANGE														
UNSECURED														
ABN AMRO	13/10/2016	8.75							0	0	0	0	0	2,858,310
SECURED														
PRIVATE PLACEMENTS			0	0	0	0	0	0	0	0	0	0	0	2,858,310
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	2,858,310

MEXICAN STOCK EXCHANGE

QUARTER: 3 YEAR: 2006

CREDITS BREAKDOWN
(In Thousands of Mexican Pesos)

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A.B. DE C.V.

CONSOLIDATED

Final Printing

Credit Type/ Institution	Credit Agreement Date		Maturity or Amortization of Credits Denominated in Pesos						Maturity or Amortization of Credits Denominated in Foreign Currency					
			Time interval						Time interval					
			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS														
SELF-SERVICE	30/09/2006	0.00	2,889,705	0	0	0	0	0						
OFFICE SUPLIES	30/09/2006	0.00	505,233	0	0	0	0	0						
RESTAURANT	30/09/2006	0.00	25,062	0	0	0	0	0						
ELECTRICAL APPLIANCES	30/09/2006	0.00	51,514	17,171	0	0	0	0						
SELF-SERVICE	30/09/2006	0.00							446,951	0	0	0	0	0
OFFICE SUPLIES	30/09/2006	0.00							70,494	0	0	0	0	0
ELECTRICAL APPLIANCES	30/09/2006	0.00							64,257	21,419	0	0	0	0
TOTAL SUPPLIERS			**3,471,514**	**17,171**	**0**	**0**	**0**	**0**	**581,702**	**21,419**	**0**	**0**	**0**	**0**
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTHERS			623,716	0	144,449	0	0	0	0	0	0	0	0	0
TOTAL			**4,125,230**	**26,670**	**194,950**	**0**	**0**	**0**	**582,077**	**23,269**	**0**	**0**	**0**	**2,858,310**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 3 YEAR: **2006**
GRUPO GIGANTE, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED
Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
MONETARY ASSETS	**1,878**	**20,641**	0	0	**20,641**
LIABILITIES	**315,064**	**3,463,656**	0	0	**3,463,656**
SHORT-TERM LIABILITIES	55,064	605,346	0	0	605,346
LONG-TERM LIABILITIES	260,000	2,858,310	0	0	2,858,310
NET BALANCE	**(313,186)**	**(3,443,015)**	0	0	**(3,443,015)**

NOTES
EXCHANGE RATE USED AS OF SEPTEMBER 30, 2006 IS EQUIVALENT TO $10.9900 PESOS PER DOLLAR

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 3 YEAR: **2006**

GRUPO GIGANTE, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

(In Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) LOSS
JANUARY	4,402,567	(12,188,162)	(7,785,595)	0.01	(45,156)
FEBRUARY	4,194,296	(12,305,841)	(8,111,545)	0.00	(12,167)
MARCH	4,211,300	(11,900,587)	(7,689,287)	0.00	(9,227)
APRIL	4,231,085	(11,963,851)	(7,732,766)	0.00	(10,826)
MAY	4,241,864	(12,089,182)	(7,847,318)	(0.00)	35,313
JUNE	4,326,532	(13,362,291)	(9,035,759)	0.00	(7,229)
JULY	4,277,302	(11,878,067)	(7,600,764)	0.00	(20,522)
AUGUST	4,094,123	(11,587,601)	(7,493,478)	0.01	(38,217)
SEPTEMBER	4,152,801	(11,552,746)	(7,399,945)	0.01	(73,999)
RESTATEMENT	0	0	0	0.00	(1,506)
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	0
OTHER:	0	0	0	0.00	0
TOTAL					**(183,536)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GIGANTE QUARTER: 3 YEAR: 2006
GRUPO GIGANTE, S.A.B. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTED ON STOCK EXCHANGE

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED ON ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2006

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GIGANTE	SELF-SERVICE	521,102	100
BODEGA GIGANTE	SELF-SERVICE	199,622	100
SUPER G	SELF-SERVICE	131,001	100
RADIO SHACK	ELECTRICAL APPLIANCES	16,982	100
OFFICE DEPOT	OFFICE SUPPLIES	197,832	100
CAFETERIAS TOKS	RESTAURANTS	12,312	100
GIGANTE HOLDINGS	SELF-SERVICE	25,572	100
TIENDAS SUPER PRECIO	SELF-SERVICE	17,250	100

NOTES
INSTALLED CAPACITY IS PRESENTED IN SQUARE METERS, EXCEPT IN THE CASE OF TOKS RESTAURANTS WHICH IS PRESENTED ACCORDING TO THE NUMBER OF SEATS AVALAIBLE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A.B. DE C.V.

QUARTER: 3 YEAR: **2006**

MAIN RAW MATERIALS

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT APPLICABLE TO THE GROUP					

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2006

SALES DISTRIBUTION BY PRODUCT

SALES

CONSOLIDATED

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SELF-SERVICE	0	22,112,553	0		
FOREIGN SALES					
SELF-SERVICE USA	0	1,003,642	0		
SELF-SERVICE CENTRAL AMERICA	0	248,813	0		
T O T A L		23,365,008			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 3 YEAR: 2006

GRUPO GIGANTE, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
FOREIGN SUBSIDIARIES					
SELF-SERVICE USA		1,003,642			
SELF-SERVICE CENTRAL AMERICA		248,813			
T O T A L		1,252,455			

NOTES

REFERS TO 91,323 THOUSAND DOLLARS AT AN EXCHANGE RATE OF $10.9900 PESOS PER DOLLAR CORRESPONDING TO THE STORES LOCATED IN THE LOS ANGELES, CALIFORNIA AREA.

REFERS TO 22,640 THOUSAND DOLLARS AT AN EXCHANGE RATE OF $10.9900 PESOS PER DOLLAR CORRESPONDING TO THE STORES LOCATED IN CENTRAL AMERICA.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE

GRUPO GIGANTE, S.A.B. DE C.V.

QUARTER: 3 YEAR: **2006**

ANALYSIS OF PAID-IN CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COMPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
UNICA	0	0	176,734,102	805,655,775	0	982,389,877	18,922	86,258
TOTAL	0	0	176,734,102	805,655,775	0	982,389,877	18,922	86,258

TOTAL OF SHARES THAT REPRESENT THE PAID -IN CAPITAL STOCK AS OF THE DATE HEREOF. 982,389,877

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 3 YEAR: 2006
GRUPO GIGANTE, S.A.B. DE C.V.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

CONSOLIDATED
Final Printing

During the third quarter of 2006, the investments performed went up by $834 million pesos. Such resources allowed us to carry out our program for remodeling self service stores and the opening of eight new Office Depot stores, eight SuperPrecio stores, one Toks restaurant and one Radio Shack store.

During the third quarter of 2006, 9,352 square meters of sales floor area were added to the Company's installed capacity, representing a growth of 0.9%. At end of the quarter the number of units in operation was 599 with 1,109,361 square meters of sales floor area and 12,312 seats.

Below is a summary of openings of the period.

Kind / Subsidiary	First Quarter	Second Quarter	Third Quarter	Accumulated
Bodega Gigante	2	1	0	3
SuperPrecio	5	5	8	18
Cafeterias Toks	1	0	1	2
Office Depot	3	2	8	13
Radio Shack	0	4	1	5
Total	11	12	18	41

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

CONSOLIDATED

Final Printing

Gigante Holdings International, Inc. is a wholly owned subsidiary corporation of Grupo Gigante that includes 9 supermarket stores aiming at the Latino market in the city of Los Angeles, California.

To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities, (ii) the exchange rate in effect at the date the contributions were made for common stock, (iii) the exchange rate in effect at the end of the year in which the results were generated, and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2005 consolidated financial statements are restated in the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A.B. DE C.V.

QUARTER: 3 YEAR: **2006**

CONSOLIDATED
Final Printing

Declaration from the Company's officers responsible for the information

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE THIRD QUARTER OF 2006 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTRIES AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND RULES ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ÁNGEL LOSADA MORENO
EXECUTIVE PRESIDENT

C.P. FEDERICO CORONADO BROSIG
DIRECTOR OF ADMINISTRATION
AND CORPORATE FINANCE

LIC. FRANCISCO PÉREZ LOBATO
LEGAL DIRECTOR

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE
GRUPO GIGANTE, S.A.B. DE C.V.

DATE: 26/10/2006

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO GIGANTE, S.A. DE C.V.
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8000
FAX:	5269-8308
INTERNET ADDRESS:	grupogigante.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GGI880610918
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	C.P. RAFAEL GARCIA ALVARADO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8225
FAX:	5269-8311
E-MAIL:	rgarcia1@gigante.com.mx

INFORMATION ABOUT THE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN OF THE BOARD
NAME:	LIC. ÁNGEL LOSADA MORENO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	EXECUTIVE PRESIDENT
NAME:	LIC. ÁNGEL LOSADA MORENO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	DIRECTOR OF ADMINISTRATION AND CORPORATE FINANCE
NAME:	C.P. FEDERICO CORONADO BROSIG
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8271
FAX:	5269-8308
E-MAIL:	fcoronad@gigante.com.mx

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE DATE: 26/10/2006

GRUPO GIGANTE, S.A.B. DE C.V.

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. RAFAEL GARCIA ALVARADO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8225
FAX:	5269-8311
E-MAIL:	rgarcia1@gigante.com.mx

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	COMPTROLLER
NAME:	C.P. RAFAEL GARCIA ALVARADO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8225
FAX:	5269-8311
E-MAIL:	rgarcia1@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	LEGAL DIRECTOR
NAME:	LIC. FRANCISCO PÉREZ LOBATO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8395
FAX:	5269-8308
E-MAIL:	fperez@gigante.com.mx

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. JAVIER MARTÍNEZ DEL CAMPO LANZ
ADDRESS:	BOSQUE DE ALISOS 47-A, DESPACHO 101
COLONY:	BOSQUES DE LAS LOMAS
ZIP CODE:	55120
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	3000-4000
FAX:	3000-4040
E-MAIL:	jmdc@domc.com.mx

TITLE MSE:	PRO-SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. SERGIO MONTERO QUEREJETA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8470
FAX:	5269-8132
E-MAIL:	smontero@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION STOCKHOLDERS
TITLE:	MANAGER OF INVESTOR RELATIONS
NAME:	LIC. MANUEL CULLEN PLIEGO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8075
FAX:	5269-8196

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE
GRUPO GIGANTE, S.A.B. DE C.V.

DATE: 26/10/2006

E-MAIL: macullen@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR INFORMATION THROUGH EMISNET
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. RAFAEL GARCIA ALVARADO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8225
FAX:	5269-8311
E-MAIL:	rgarcia1@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR RELEVANT EVENTS THROUGH EMISNET
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. RAFAEL GARCIA ALVARADO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8225
FAX:	5269-8311
E-MAIL:	rgarcia1@gigante.com.mx

GRUPO GIGANTE

October 27, 2006

3Q06 Earnings Release

Figures appearing in this document are expressed in millions of Mexican pesos using the purchasing power as of September 30, 2006, unless otherwise specified. Figures may vary due to rounding. 'b.p' denotes basis points.

Quarterly Results.- During the third quarter of the year, the results obtained by Grupo Gigante register a real increase of 1.7% on total sales and 1.0% on same store sales, compared to the same period of the previous year. This result is mainly due to the new image and remodeling program, the successful campaign 'Mes Gigante', an improvement in the operating schemes introduced in the supermarket business as well as the increase in sales floor for the Toks, Office Depot and Radio Shack businesses.

Gross margin shows a decrease of 70 basis points when compared to 3Q05 reflecting a higher inflation in food and office items which affect the accounting value of merchandise sold as well as the constant price reduction in the supermarket business.

Operating expenses plus depreciation decline 1.2% as a result of important operating improvements, in spite of the increase in the number of business units which shows a higher expense as a percentage on sales.

EBITDA for the period was of 395 million pesos, reducing 4.6% when compared to the same period of the previous year, reaching an EBITDA margin of 4.9%.

GRUPO GIGANTE, S. A. DE C. V. AND SUBSIDIARIES
THIRD QUARTER 2006 RESULTS

	2Q06	2Q05	% Change
Net Sales	8,044	7,913	1.6%
Gross Profit	**1,864**	**1,893**	**-1.5%**
Operating Income	195	204	-4.6%
EBITDA	**395**	**414**	**-4.6%**
Comprehensive Financing Cost	**(179)**	**53**	**440.6%**
Income Tax Provision	47	83	-44.0%
Extraordinary Items	26	7	**276.9%**
Net Income	**309**	**33**	**836.1%**

Sales.- The Company's total sales for the third quarter of 2006 reached 8,044 million pesos, rising 1.6% compared to the same period of the previous year. Same store sales for this quarter showed an increase of 1.0%. A stronger performance in the Toks, Radio Shack and Office Depot businesses, the results of the renewing and remodeling program as well as the operating improvement in our supermarket formats endorse this growth, which stops the negative tendency observed in the last quarters.

The campaign 'Mes Gigante' and the positive national consuming also benefited the results in this quarter.

SALES
Real Variation of Previous Quarters


5.0%
-5.0%
-15.0%
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
Same Stores
Total Stores

Gross Income.- During the quarter, gross profit was of 1,864 million pesos, which means a decrease of 1.5% compared to the same period of the last year. This is attributable to a higher inflation in food and office items and the price reduction in supermarket formats. As a percentage on sales gross income represents 23.2%.

Operating expenses.- Steps taken during the year in terms of management and operating efficiency resulted in a expenses reduction for the quarter totalizing 1,469 million pesos, a real decline of 0.7% from 3T05.

Operating Income.- On the other hand, operating income for the third quarter presents a decrease of 4.6% from the 205 million pesos observed on 3T05, amounting to 195 million pesos caused mainly by the increase in cost of sales.

Operating Income (EBIT)
In thousands of pesos as of September 2006


Thousands of pesos as of Sep 06
250,000
200,000
150,000
100,000
50,000
0
4Q05
1Q06
2Q06
3Q06
Operating Income

Operating cash flow.- As a result, operating cash flow for the period register the highest level during the year in spite of the decrease of 4.6% compared to the same period of the previous year, reaching 395 million pesos.

Operating Cash flow (EBITDA)
In thousands of pesos as of September 2006


Thousands of pesos as of Sep 06
450,000
400,000
350,000
300,000
250,000
200,000
150,000
4Q05
1Q06
2Q06
3Q06
Operating Cash flow

Comprehensive Financial Cost.- The comprehensive financial cost (CFC) for the quarter results in a gain of 179 million pesos contrasting with the amount showed in 3Q05. This is attributable to the exchange gain resulting from the bond emission in US dollar, the positive amount resulting from the swap and the higher level in the inflation rate which affect the monetary position.

Other Expenses.- During the third quarter this line of the balance sheet register an 8 million pesos income because of the some of the expenses in the period were compensated by the appreciation of the Company's shares.

Extraordinary Items.- The extraordinary items were 26 million pesos, amount 2.6 times higher than the same period of the previous year, due to the amortization and the quittance corresponding to the 19 store closures in the first semester of the year

Net Income.- Mainly benefited by CFC and a less tax provision, the quarter register a net income of 309 million pesos, a positive increase when compared to the 33 million pesos observed in 3T05.

Relevant events.- As part of the renewing process in all of Company's levels and a result of the constant effort to improve our corporate practices giving clearness to the financial community and Grupo Gigante investors, on September 15 we announced the salida of three managing people members of the Losada Family and Company's directors. Assignments were covered by internal personel of Gigante qualified in the supermarket industry or distributed between different areas of the Company.

Installed Capacity.- During the third quarter of the year eight Office Depot, eight SuperPrecio, one Toks and one Radio Shack were opened. Based on this, the total of units in operation at the end of the third quarter reached 599, a total of 1,109,361 sqm in total sales floor area and 12,312 seats.

Stores Opening

Branch	Office Depot	SuperPrecio	Toks	Radio Shack	Total
Los Mochis	1				1
Xola	1				1
Tecamachalco	1				1
Cuautla	1				1
Cd. Obregón	1				1
Vallarta Express	1				1
Office Express	1				1
San Pedro Sula	1				1
Tlahuac			1		1
Lincoln				1	1
Los Heroes		1			1
Cruz Verde		1			1
Oriente 8		1			1
Ajusco		1			1
Juan Aldama		1			1
Atotonilco		1			1
Geo Terranova		1			1
Mixquiahuala		1			1
	8	8	1	1	18

As of September 30, 2006 the number of stores and sales floor area by format were as follows:

Installed Capacity of Grupo Gigante

	2Q06	Closures	Openings	3Q06	Sqm SFA	Chg % SFA
Gigante	97*	0	0	97	546,674	-0.4%
Bodega Gigante	52	0	0	52	199,622	0.0%
Super Gigante	59	0	0	59	131,001	0.0%
SuperPrecio	63	0	8	71	17,250	12.5%
Autoservicio	271	0	8	279	894,547	0.0%
Toks	58	0	1	59	12,312**	1.9%
Office Depot	120	0	8	128	197,832	5.0%
RadioShack	132	0	1	133	16,982	1.5%
Total	581	0	18	599	1,109,361	0.9%

* Gigante includes Gigante USA

** Total seats

Additions to the Net Property, Plants and Equipment.- Towards the third quarter of the year accumulated investing totalized 834 million pesos. Such resources were destinated to systems, logistics, remodeling and openings

Participation of the Subsidiaries in the CAPEX


SUPER PRECIO
1.6%
GIGANTE USA
0.3%
RADIO SHACK
2.9%
OFFICE DEPOT
25.9%
GIGANTE
48.7%
REAL STATE
12.4%
TOKS
8.2%

Main Financial Ratios

Financial Ratios	**2T06**	**2T05**
Inventory days	61.4	70.9
Accounts Payable Days	61.6	70.4
Net Income per share*	0.32	0.03
EBITDA per share*	0.40	0.42
Gross Margin	23.2	23.9
Operating Margin	2.4	2.6
Net Margin	3.8	0.4
Interest bearing Liabilities to Stockholder's Equity	23.0%	21.5%
Total Liabilities to Stockholder's Equity	73.1%	72.8%

*Shares Outstanding	982,389,877	982,609,377

As a part of our renewal strategy, Grupo Gigante continues remodeling its supermarket formats and improving its commercial, logistic and operating performance. Also we continue consolidating and growing with yield in our Toks, Office Depot and Radio Shack businesses.

Sincerely
Ángel Losada Moreno
CEO

Ticker
Bolsa Mexicana de Valores (BMV): Gigante*

Web Pages

www.gigante.com.mx
www.grupogigante.com.mx
www.officedepot.com.mx
www.toks.com.mx
www.radioshack.com.mx

Contacts:

Grupo Gigante
Manuel Cullen
+ 52 (55) 5269-8075
macullen@gigante.com

IR Communications
Bernarda Tinoco
+ 52 (55) 5644-1247
bernarda@irandpr.com

GRUPO GIGANTE, S. A. DE C. V. AND SUBSIDIARIES

INCOME STATEMENT
THIRD QUARTER 2006 - 2005
Thousands of pesos as of September 30, 2006

ITEMS	*2006*	*2005*
Net Sales	**8,044,159**	**7,913,436**
Cost of Sales	6,180,048	6,020,188
Gross Profit	**1,864,111**	**1,893,248**
Operating Expenses	1,469,391	1,479,506
Depreciation and Amortization	199,688	209,233
Operating Income	**195,032**	**204,509**
Comprehensive Financial Cost		
Interest Paid (Earned) Net	130,430	116,037
Monetary Position	(133,428)	(68,120)
Other Financial Expenses (Swap)	(100,400)	-
Exchange Loss (Gain) Net	3,448	4,712
Exchange Loss (Gain) Net Bond Effect	(79,324)	-
	(179,274)	**52,629**
Other Expenses (Income) Net	(7,771)	30,403
Special Items	-	-
Net Income Before Taxes	**382,077**	**121,477**
Provisions for Taxes and Profit Sharing due	46,637	83,384
Net Income After Taxes	**335,440**	**38,093**
Equity in Earnings of Unconsolidated Subsidiaries	0.00	0.00
Net Income for Reccurring Operations	**335,440**	**38,093**
Income for Non-Recurring Operations	-	-
Net Income Before Extraordinary Items	**335,440**	**38,093**
Net Extraordinary Items	26,062	6,914
Net Accumulative Effect of Chg. In Accounting Principle	-	-
Net Income	**309,378**	**31,179**
Minority Net Income	**(120)**	**(1,883)**
Net Income	**309,499**	**33,062**

BALANCE SHEET

Accumulated to the Third Quarter 2006 / 2005

Thousands of pesos as of September 30, 2006

ITEMS	2006	2005
TOTAL ASSETS	**22,718,181**	**23,516,946**
CURRENT ASSETS	**5,873,601**	**6,890,930**
CASH AND TEMPORARY INVESTMENTS	446,200	482,768
TRADE ACCOUNTS RECEIVABLE (NET)	284,658	389,419
OTHER ACCOUNTS RECEIVABLE (NET)	773,685	899,569
INVENTORIES	4,080,895	4,762,575
OTHER CURRENT ASSETS	288,163	356,599
LONG TERM	**213,336**	**200,419**
ACCOUNTS RECEIVABLE (NET)	-	-
INVESTMENTS IN EQUITY SHARES AND UNCONSOLIDATED SUBSIDIARIES	-	-
OTHER INVESMENTS	213,336	200,419
PROPERTY, PLANT AND EQUIPMENT (NET)	**15,739,063**	**15,733,748**
PROPERTY	16,268,603	15,724,824
MACHINERY AND INDUSTRIAL EQUIPMENT		
OTHER EQUIPMENT	8,049,227	7,739,794
ACCUMULATED DEPRECIATION	8,793,120	8,142,763
BUILDINGS IN PROCESS	214,353	411,893
DEFERRED ASSETS	**686,618**	**584,047**
OTHER ASSETS	**205,563**	**107,802**

BALANCE SHEET

Accumulated to the Third Quarter 2006 / 2005

Thousands of pesos as of September 30, 2006

ITEMS	2006	2005
TOTAL LIABILITIES	**9,590,006**	**9,910,956**
CURRENT LIABILITIES	**5,337,706**	**5,872,032**
ACCOUNTS PAYABLE	4,091,806	4,728,932
BANK DEBT	41,724	117,188
DEBT SECURITIES	-	-
ACCRUED TAXES	98,077	98,297
OTHER CURRENT LIABILITIES	1,106,099	927,615
LONG-TERM LIABILITIES	**3,053,260**	**2,813,694**
BANK DEBT	50,501	2,777,642
DEBT SECURITIES	2,858,310	-
OTHER DEBTS	144,449	36,052
DEFERRED LIABILITIES	-	-
OTHER LONG-TERM LIABILITIES	**1,199,040**	**1,225,230**
SHAREHOLDER'S EQUITY	**13,128,175**	**13,605,990**
MINORITY STOCKHOLDER'S EQUITY	**107,760**	**65,503**
MAJORITY STOCKHOLDER'S EQUITY	**13,020,415**	**13,540,487**
PAID-IN CAPITAL	**9,692,745**	**9,679,934**
CAPITAL STOCK	2,551,502	2,538,242
PREMIUM ON STOCK SOLD	7,141,243	7,141,692
RESERVE ON RESTATEMENT ON STOCKHOLDEL'S EQU	-	-
CAPITAL INCREASE (DECREASE)	**3,327,670**	**3,860,553**
CUMULATIVE RESULTS AND EQUITY RESERVE	16,453,225	16,592,946
OTHER CUMULATIVE RESULTS	**(13,174,502)**	**(12,794,651)**
RESERVE FOR SHARES REPURCHASE	**48,947**	**62,258**

C

English Translation

Relevant Event from GRUPO GIGANTE, S.A.B. de C.V.

Reception Date at the BMV: 2006-08-11 15:54:00

Code: EVENTORE

Ticker: GIGANTE

Date: 11/08/2006

Company: Grupo Gigante, S.A.B. de C.V.

Place: Mexico, D.F.

Matter: Information concerning the lawsuit between Gigante and Blanco

Relevant Event: With regard to the lawsuit between Blanco and Gigante we inform:
I.- Today the Third Civil Chamber of the Federal District Superior Court of Justice published a revision resolution issued on August 10, 2006, in which it confirmed the resolution issued at the first instance on April 19, 2006, ordering Gigante to pay the amount of $27,543,404.00 M.N. and absolving it from any other obligations claimed by the plaintiff Blanco. That amount was already sent and deposited by Gigante on February 1996, to the central consignment office of such court.
II.- The above-referred resolution only modified the previous one with regard to payment of interests, by ordering Gigante to pay moratorium interests to Blanco at a 28-days Cetes interest rate, in effect as of the payment day multiplied by two, without capitalization, which, based on current rates amount to approximately $41,000,000.00 M.N. That amount will have to be paid by Gigante in addition to the $27,543,404.00 M.N. already paid and deposited.
Gigante has a reserve fund for this type of contingency which covers the amount of interest mentioned.
Blanco may file an *amparo* proceeding against this resolution.

English Translation

Relevant Event from GRUPO GIGANTE, S.A.B. de C.V.

Reception Date at the BMV: 2006-09-15 16:53

Code: EVENTORE

Ticker: GIGANTE

Date: 15/09/2006

Company: Grupo Gigante, S.A.B. de C.V.

Place: Mexico, D.F.

Matter: Grupo Gigante announces organizational changes

Relevant Event: As part of its strategic plan to make the group's operations more efficient in order to be a more profitable company, the Board of Directors of Grupo Gigante, S.A.B. de C.V. has been developing and improving the corporate governance of the Group and of its subisidiaries, including that of its main subsidiary Gigante.

Accordingly, the Company hereby announces that in accordance with the control group's decission and in accordance with the corporate practices committtee decission, José Alverde Losada, Braulio Arsuaga Losada and Gonzalo Baturrieta Losada will from now on concentrate their efforts as part of the Board of Directors of Grupo Gigante, and in other family businesses, and will leave their positions in the Gigante subsidiary.

Subject to CEO's confirmation José Alverde's position as Director of Gigante will be filled by Enrique Cortés Cortés who served as Regional Assitant Director of the North Zone.

Braulio Arsuaga's position as Assistant Director of Strategic Planning wil be filled by Adrián Medina Guillén, who will report to the CEO of the Gigante subsidiary.

Gonzalo Baturrieta's duties will be allocated among other directors.

Likewise, we hereby inform that Manuel García Lascuraín will be the new Marketing Director to restructure and improve this essential activity of the Gigante subsidiary.

The above-mentioned changes will be effective as of October 2, 2006, and the Group expects its operations to improve in the medium and long term with these new appointments.

English Translation

Relevant Event from GRUPO GIGANTE, S.A.B. de C.V.

E

Reception Date at the BMV: 2006-09-26 17:52

Code: EVENTORE

Ticker: GIGANTE

Date: 26/09/2006

Company: Grupo Gigante, S.A.B. de C.V.

Place: Mexico, D.F.

Matter: Gigante clarifies that the disqualification of the Ministry of Public Service is not acceptable and has no consequences over its normal operations.

Relevant Event. With regard to the contents of Bulletin OIC/AR/005/006 published yesterday in the Official Gazzette of the Federation, Grupo Gigante hereby declares that this resolution does not interfere, and has no consequence in the normal course of business of its subsidiary Gigante, since Gigante is not currently participating in the sale of vouchers and has no plan to do it in the medium term.

Gigante is studying the possibility of initiating legal actions against this resolution in order to suspend its application and, if applicable, to declare it null and void.

The disqualification has been issued out of time, based on a wrong construction of facts made by the corresponding authority about the participation of Gigante and of the company called Prestaciones Universales, in a public bid of the estate agency Notimex back in 2004 to acquire supermarket vouchers for an amount of approximately $4.5 million pesos. The sanction imposed has no legal ground and even though it does not affect Gigante's operations, the Company intends to take all legal actions to reverse it. Prestaciones Universales has already obtained a favorable resolution as a result of legal remedies initiated against the said resolution, using the same legal arguments considered by Gigante.

It is worthy of mention that during 2005, revenues of the Gigante subsidiary as a result of sales of vouchers to public entities, through similar public bids as the one mentioned above, represented 0.53% of its total revenues and that during 2006 it has not participated whatsoever in public bids of a similar nature, according to its marketing strategy of not participating in the sale of vouchers.

Grupo Gigante has 581 business units (58 Toks Restaurants, 120 Office Depot stores, 132 Radio Shack stores and 271 supermarkets in four different formats through the Gigante subsidiary), it has more than 1,100,000 square meters of sales floor area and it has more than 32,000 employees.

English Translation

Relevant Event from GRUPO GIGANTE, S.A.B. de C.V.

Reception Date at the BMV: 2006-09-15 16:53

Code: EVENTORE

F

Ticker: GIGANTE

Date: 15/09/2006

Company: Grupo Gigante, S.A.B. de C.V.

Place: Mexico, D.F.

Matter: Grupo Gigante announces adjustments to its first level organizational structure

Relevant Event: As part of the Group's actions to conform with the provisions of the recently issued Securities Market Law, and in accordance with its strategic plan to make the Group's operations more efficient to gain profitability, the Board of Directors of Grupo Gigante, S.A.B. de C.V., following the corporate practices committee's recommendations, approved, effective as of November 8th, 2006, actions to update and strengthen the Group's corporate governance and that of its subsidiaries, in addition to the appointment of Mr. Angel Losada Moreno as CEO.

Accordingly, as of that date, Mr. Angel Losada Moreno will serve as Chief Executive Officer of Grupo Gigante, S.A.B. de C.V. and will continue to serve as President of the Board of Directors.

The Board, following the corporate practices committee's recommendations and as a result of a careful study of the Group's corporate governance, has approved its internal regulations and the following most relevant changes and adjustments to the first level structure of Grupo Gigante:

There will be a new General Division called Real Estate division, whose director will report to the CEO and which will be subject to its own organizational corporate restructuring.

There will be a new Division called Corporate Affairs, Communication and Relationship, whose director will report to the CEO.

There will be a new Division called Area Reporting, whose director will report to the CEO.

There will be a new Division called Corporate Auditing, whose director will be reporting to the Chairman of the Board and to the Audit Committee, and will actively participate in the Executive Committee.

There will be an Executive Committee of Grupo Gigante, made up of the following members: The CEO of the Group, Mr. Angel Losada, as chairman of the committee, the general directors of the subsidiaries, including former general director of Gigante, Mr. Jaime Alverde, the general director of Toks, Mr. Federico Bernaldo de Quirós, the general director of the Real Estate Group, to be appointed, the director of Area Reporting, to be appointed, the director of Corporate Affairs, Communication and Relationship, Mr. Sergio Montero, who will be secretary of the committee, as well as the general directors of the joint venture companies Office Depot México, Mr. Ángel Alverde, and Radio Shack de México, Mr. Leonel Díaz, who will attend as expressly requested.

Accordingly, the General Directors of the subsidiaries, the corporate Directors already mentioned above and the General Directors of the joint venture companies, respecting their own structures and their reporting requirements to their corresponding board of directors, will be reporting to the Group's Chief Executive Officer.

Appointments and changes mentioned will be effective as of November 8, 2006.